April 28, 2005


via facsimile and U.S. mail

Mr. Mike D. Tombs
Vice-President Finance and Chief Financial Officer
Caledonia Mining Corporation
Unit #9, 2145 Dunwin Drive
Mississauga, Ontario, Canada  L5L 4L9



	Re:	Caledonia Mining Corporation
		Form 20-F, Filed April 6, 2005
		File No. 000-13345

Dear Mr. Tombs:

      We have reviewed the above filing and have the following accounting and engineering comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Item 15.  Controls and Procedures

1. We note in your disclosure that your chief executive officer and chief financial officer concluded that as of December 31, 2004, your disclosure controls and procedures are effective and designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms. Revise your future filings to disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule
13a-15(e).


Engineering Comments

General

2. In future filings provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the properties.
* Any conditions that must be met in order to obtain or retain title to the properties.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the properties.
* A description of the present condition of the properties.
* A description of any work completed on the properties.
* The age, details as to modernization, and physical condition of the plant and equipment, including all subsurface improvements and equipment.
* The current state of exploration of the properties.
* The total cost of the properties incurred to date and planned future costs.
* The source of power that can be utilized at the properties.
* If applicable, provide a clear statement that the properties are without known reserves and the proposed programs are exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

3. In future filings insert a small-scale map showing the location, transportation corridors, and access to the properties. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

4. In future filings distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and
"indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S.
Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

5. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based "cutoff" grade to segregate "resources" from just "mineralization." . In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices. Also an economic cutoff grade should enable a mine to distinguish materials that can at least cover the mine`s operating costs from those that will not. In future filings disclose the cutoff grade used to delimit the tonnage estimates. In addition, disclose the analysis that substantiates that the cutoffs used were based on reasonable economic assumptions. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

6. Please note that it is the staff`s position that mineral
"reserves" for a mineral property cannot be designated unless:

* Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made. This is the "final" or "bankable" feasibility study that is required to meet the requirements to designate reserves under Industry Guide 7.
* The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

The staff suggests that the company utilize the historic three year average price in any reserve or cash flow analysis to designate reserves.

Review future filings and revise the disclosure accordingly throughout the document to ensure that the company does not prematurely indicate mining plans for a property prior to completion of the proper feasibility study and the economic viability determination has been conducted.


Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Lily Dang at (202) 824-5581 or Barry Stem, Senior Assistant Chief Accountant at (202) 942-1919 if you have questions regarding comments on the financial statements and related matters. Please contact George (Ken) Schuler, mining engineer, at
(202) 824-5527 or, in his absence, Roger Baer, mining engineer, at
(202) 942-2965, if you have questions regarding engineering comments.
Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Caledonia Mining Corporation
April 28, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE